Exhibit 99.2

Management's Discussion and Analysis ("MD&A") of December 18, 2006

This MD&A is published to meet securities regulatory requirements and is disseminated in both print and electronic form in conjunction with the Annual Report of Central Fund of Canada Limited ("Central Fund" or the "Company") for the fiscal year ended on October 31, 2006. Readers are directed to the Directors' 45th Report to Shareowners on pages 2 and 3 and to the notes to financial statements on pages 8 to 12 which fully disclose accounting policies, share capital, related party administration and consulting agreement fees and other matters within Central Fund's 2006 Annual Report.

The following discussion is based on Central Fund's financial statements which are prepared in accordance with accounting principles generally accepted in Canada.

Outstanding Shares

There were 104,654,532 Class A retractable shares and 40,000 Common shares issued and outstanding at October 31, 2006.

Administrator and Administration and Consulting Fees

Central Fund has no employees. It is party to an Administration and Consulting Agreement with The Central Group Alberta Ltd., which is related to the Company through four of its officers and directors. The Central Group Alberta Ltd., which acts as Administrator, has operating offices with employees, advisors and consultants who provide administrative and consulting services to the Company. For such services, the Company pays an administration and consulting fee, payable monthly, that was from 1996 to October 31, 2005 at an annual rate of 1/2 of one percent based on the Company's net assets up to $50,000,000, 3/8 of one percent on the next $50,000,000 in net assets and 1/4 of one percent on any excess over $100,000,000 in net assets.

Effective November 1, 2005, an Amended and Restated Administration and Consulting Agreement reduced the annual administration and consulting fee schedule for at least the next ten year term to 0.30% on the first $400 million of total net assets, 0.20% on the next $600 million of total net assets and 0.15% on total net assets exceeding one billion dollars. The approval of the reduced schedule followed Board Committees' requests on August 8, 2005 for review of agreements of the Administrator.

Results of Operations — Changes in Net Assets

The change in net assets as reported in U.S. dollars from period to period is primarily a result of share offerings and the changing market prices of gold and silver and the proportion of each held by the Company. Also, because gold and silver are initially denominated in U.S. dollars, changes in the value of the U.S. dollar relative to the Canadian dollar will also have an impact on net assets when reported in Canadian dollars. The following table summarizes the changes in net assets in both U.S. and Canadian dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars:

	Years ended October 31
	2006		2005		2004
	U.S.$	Cdn.$	U.S.$	Cdn.$	U.S.$	Cdn.$
Unrealized appreciation of holdings (in millions)	$215.4	$211.1	$45.8	$35.0	$46.2	$18.4
Net income for the period (in millions)	$212.2	$206.4	$42.7	$30.8	$43.9	$14.6
Earnings per Class A share	$2.17	$2.11	$0.45	$0.33	$0.75	$0.21
Change in net assets from prior year (in millions)	$295.3	$300.5	$122.7	$127.8	$223.7	$253.8
% change from prior year	54.6%	47.1%	29.3%	25.0%	114.9%	98.8%
Change in net assets per Class A share from prior year	$2.25	$2.20	$0.47	$0.33	$0.92	$0.70
% change per Class A share from prior year	39.2%	50.3%	8.9%	5.1%	21.1%	12.2%
Gold price (U.S. $ per fine ounce)	$603.75		$470.75		$425.55
% change from prior year	28.3%		10.6%		10.2%
Silver price (U.S. $ per ounce)	$12.08		$7.765		$7.160
% change from prior year	55.6%		8.4%		39.4%
Exchange rate: $1.00 U.S. = Cdn.	$1.1227		$1.1801		$1.2207
% change from prior year	(4.9)%		(3.3)%		(7.5)%

In 2006, net assets as reported in U.S. dollars increased by $295.3 million or 54.6%. A portion of this increase was the result of two public offerings completed during the year as described in note 3 to the financial statements. Shares offerings were issued in these offerings at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. The net proceeds from the share issues totalled $84,192,981, of which $37,858,248 was used to purchase 60,435 fine ounces of gold bullion, and $35,764,730 was used to purchase 3,021,800 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $10,570,003, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $211.1 million was primarily attributable to increases in the prices of gold (28.3%) and silver (55.6%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of holdings during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased by a lesser amount of 47.1% as a result of the 4.9% decrease in the U.S. dollar relative to the Canadian dollar.

In 2005, net assets as reported in U.S. dollars increased by $122.7 million or 29.3%. A large portion of this increase was the result of a public offering completed during the year as described in note 4 to the financial statements. This share offering was issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. The net proceeds from the share issue totalled $80,942,696, of which $40,790,400 was used to purchase 96,000 fine ounces of gold bullion, and $35,376,000 was used to purchase 4,800,000 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $4,776,296, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $41.8 million was primarily attributable to increases in the prices of gold (10.6%) and silver (8.4%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of investments during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased by a lesser amount of 5.1% due to the 3.3% decrease in the U.S. dollar relative to the Canadian dollar.

In 2004, net assets as reported in U.S. dollars increased by $223.7 million or 114.9%. A large portion of this increase was the result of two public offerings completed during the year as described in note 4 to the financial statements. In both cases, these share offerings were issued at a premium over the net asset value per Class A share at the time, such that there was no dilution of the interests of existing Class A shareholders. The net proceeds from these share issues totalled $180,563,040, of which $94,878,842 was used to purchase 226,546 fine ounces of gold bullion, and $78,145,241 was used to purchase 11,327,333 ounces of silver bullion, primarily in physical bar form. The balance of the proceeds, $7,538,957, was retained in interest-bearing cash deposits for working capital purposes.

The balance of the increase in net assets of $43.1 million was primarily attributable to the increases in the prices of gold (10.2%) and silver (39.4%) during the year.

The increase in net assets described above was nominally affected by the loss before unrealized appreciation of holdings during the year and the dividend paid on the Class A shares. Though subject to the same effects as described above, net assets, as reported in Canadian dollars, increased by a lesser amount of 12.2% as a result of the 7.5% decrease in the U.S. dollar relative to the Canadian dollar.

The following table summarizes the changes in net assets in U.S. dollars, gold and silver prices, and the exchange rate between U.S. and Canadian dollars on a quarterly basis:

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2006
Unrealized appreciation (depreciation) of holdings (in millions)	$2.0	$(42.9)	$129.1	$127.2
Net income (loss) for the period (in millions)	$1.2	$(43.2)	$128.0	$126.2
Earnings (loss) per Class A share	$0.1	$(0.45)	$1.35	$1.34
Changes in net assets from prior period (in millions)	$57.9	$(43.2)	$154.4	$126.2
% change from prior period	7.4%	(5.3)%	23.1%	23.3%

	Quarter ended (in US$)
	October 31	July 31	April 30	January 31
2006 continued
Change in net assets per Class A share from prior period	$0.01	$(0.44)	$1.35	$1.33
% change per Class A share from prior period	0.1%	(5.2)%	19.1%	23.2%
Gold price	$603.75	$632.50	$644.00	$568.75
% change from prior period	(4.5)%	(1.8)%	13.2%	20.8%
Silver Price	$12.08	$11.44	$12.55	$9.91
% change from prior period	5.6%	(8.9)%	26.7%	27.6%
Exchange rate: $1.00 U.S. = Cdn.	$1.1227	$1.1309	$1.1203	$1.1439
% change from prior period	(0.7)%	0.9%	(2.1)%	(3.1)%
2005
Unrealized appreciation (depreciation) of holdings (in millions)	$45.1	$1.0	$16.4	$(16.7)
Net income (loss) for the period (in millions)	$44.3	$0.3	$15.6	$(17.5)
Earnings (loss) per Class A share	$0.47	$0.00	$0.17	$(0.19)
Changes in net assets from prior period (in millions)	$43.4	$0.3	$15.6	$63.4
% change from prior period	8.7%	0.1%	3.2%	15.2%
Change in net assets per Class A share from prior period	$0.46	$0.01	$0.16	$(0.16)
% change per Class A share from prior period	8.7%	0.2%	3.1%	(3.0)%
Gold price	$470.75	$429.00	$435.70	$422.15
% change from prior period	9.7%	(1.5)%	3.2%	(0.8)%
Silver Price	$7.765	$7.145	$6.98	$6.72
% change from prior period	8.7%	2.4%	3.9%	(6.1)%
Exchange rate: $1.00 U.S. = Cdn.	$1.1801	$1.2259	$1.2569	$1.2380
% change from prior period	(3.7)%	(2.5)%	1.5%	1.4%
2004
Unrealized appreciation (depreciation) of holdings (in millions)	$37.3	$13.8	$(26.7)	$21.8
Net income (loss) for the period (in millions)	$36.7	$13.2	$(27.3)	$21.3
Earnings (loss) per Class A share	$0.53	$0.20	$(0.39)	$0.41
Changes in net assets from prior period (in millions)	$36.0	$13.2	$81.6	$92.7
% change from prior period	9.4%	3.6%	28.4%	47.6%
Change in net assets per Class A share from prior period	$0.45	$0.17	$(0.16)	$0.46
% change per Class A share from prior period	9.3%	3.7%	(3.3)%	10.6%
Gold price	$425.55	$391.40	$388.50	$399.75
% change from prior period	8.7%	0.7%	(2.8)%	3.5%
Silver Price	$7.16	$6.42	$5.95	$6.225
% change from prior period	11.5%	7.9%	(4.4)%	21.2%
Exchange rate: $1.00 U.S. = Cdn.	$1.2207	$1.3292	$1.3706	$1.3264
% change from prior period	(8.2)%	(3.0)%	3.3%	0.5%

Forward-Looking Observations

It is possible to predict the impact that changes in the market prices of gold and silver will have on the net asset value per Class A share. Assuming as a constant exchange rate the rate which existed on October 31, 2006 of $1.1227 Cdn. for each U.S. dollar together with holdings of gold and silver bullion which existed on that date, a 10% change in the price of gold would increase or decrease the net asset value per share by approximately $0.39 per share or Cdn. $0.44 per share. A 10% change in the price of silver would increase or decrease the net asset value per share by approximately $0.39 per share or Cdn. $0.44 per share. If both gold and silver prices were to change by 10% simultaneously in the same direction, the net asset value per share would increase or decrease by approximately $0.78 per share or Cdn. $0.88 per share.

When expressed in U.S. dollar terms, Central Fund's net asset value per Class A share is largely unaffected by changes in the U.S./Canadian dollar exchange rate due to the fact that nearly all of Central Fund's net assets are priced internationally in U.S. dollar terms. However, changes in the value of the U.S. dollar relative to the Canadian dollar have a direct impact on net assets as expressed in Canadian dollars. This arises because over 99% of Central Fund's net assets were denominated in U.S. dollars as at October 31, 2006, including gold and silver bullion and some U.S. cash. An increase in the value of the Canadian dollar versus the U.S. dollar means that the aforementioned U.S. dollar denominated assets would be worth less when expressed in Canadian dollar terms.

It is also possible to predict the impact that changes in the value of the U.S. dollar relative to the Canadian dollar will have on the net asset value per Class A share as reported in Canadian dollars. As previously mentioned, over 99% of Central Fund's net assets are denominated in U.S. dollars. Assuming constant gold and silver prices, a 10% increase or decrease in the value of the U.S. dollar relative to the Canadian dollar would change the net asset value per share as expressed in Canadian dollars in the same direction by approximately the same percentage.

To date, Central Fund's annual tax liability has been exclusively made up of the Canadian Federal large corporations tax (a tax on the amount of taxable capital employed in Canada in excess of an allowable capital deduction). The Canadian Federal 2006 Budget eliminated this tax retroactive to January 1, 2006.

Financial Results — Net Income

Central Fund's earned income objective is secondary to its investment objective of holding the vast majority of its net assets in gold and silver bullion. Generally, Central Fund only seeks to maintain adequate cash reserves to enable it to pay operating expenses, taxes and Class A share dividends. Because gold and silver bullion do not generate revenue, Central Fund's actual revenues are a miniscule percentage of its net assets. However, CICA Accounting Guideline 18, requires Central Fund to record unrealized appreciation (depreciation) of holdings in income. Accordingly, for the last three fiscal years, Central Fund has reported net income as required. Central Fund expects to generate cash flow from its holdings of cash equivalents, and will sell bullion certificates only if necessary to replenish cash reserves.

Fiscal 2006 Compared to Fiscal 2005

The net income of $212,180,727 during the 2006 fiscal year was 497.5% higher than the 2005 net income of $42,652,131. The prime component of this increase was unrealized appreciation of investments as a result of the adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits were higher. All of the nominal amount of marketable securities were sold during fiscal 2006.

Expenses (which exclude taxes) increased by 37.5% over the prior year. The increase in net assets during the year, as a result of two public offerings and the increases in the prices of gold and silver, had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month-end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Safekeeping fees and bullion insurance have significantly increased during the year for the same reasons. Legal, audit and regulatory expenses increased as a result of changes to the compliance requirements for the company as stipulated by Canadian and U.S. Securities Regulators. Shareholder information costs increased as Canadian and U.S. stock exchange fees were increased at the time of filing the additional issues of shares.

Expenses (which exclude taxes) as a percentage of the average of the month-end net assets during the 2006 fiscal year were 0.48% compared to 0.51% in 2005. Taxes, or more specifically the Federal large corporations capital tax, was paid by the Company until its elimination by the Canadian Government effective January 1, 2006. The decrease in income taxes to $224,885 from $869,549 in 2005 is directly related to the elimination of the Federal large corporations capital tax effective January 1, 2006.

Fiscal 2005 Compared to Fiscal 2004

The net income of $42,652,131 during the 2005 fiscal year was 2.9% lower than the 2004 net income of $43,916,153. The prime component of this decrease was lower unrealized appreciation of investments included in income, as a result of the adoption of the new accounting policy. Interest income was higher compared to the prior year as average balances of interest-bearing cash deposits were higher. There were no dispositions of marketable securities during fiscal 2005 or 2004.

Expenses (which exclude taxes) increased by 56.4% over the prior year. The increase in net assets during the year, as a result of the public offering and the increases in the prices of gold and silver, had an impact on several expense categories. Administration fees, which are calculated monthly based on net assets at each month-end increased during the year as a direct result of the higher level of net assets attributable to the factors mentioned above. Not only did safekeeping fees and bullion insurance costs increase to reflect the larger quantities and dollar values of the gold and silver bullion being held, but the custodian significantly increased its rates in their schedule of fees. Shareholder information costs increased as U.S. and Canadian stock exchange fees were increased at the time of filing the additional issue of shares. Also, legal fees increased close to three fold, in part due to an additional Special Meeting of shareholders, tax advice and additional governance and regulatory compliance requirements for public companies.

Expenses (which exclude taxes) as a percentage of the average of the month-end net assets during the 2005 fiscal year were to 0.51% compared to 0.48% in 2004. Taxes, or more specifically the Federal large corporations capital tax, are based on the Company's total net assets as at its fiscal year end. The increase in taxes to $869,549 from $740,684 in 2004 was directly related to the higher net asset level as at October 31, 2005.

Liquidity and Capital Resources

All Central Fund's assets are liquid. The Company's objective is to hold cash reserves that generate some income primarily to be applied to pay operating expenses, tax payments and Class A share dividends. At October 31, 2006, Central Fund's cash reserves, including cash equivalents, were $16,636,587. The comparable figure at October 31, 2005 was $10,195,379. The ability of Central Fund to have sufficient cash for operating expenses, tax and dividend payments, and to meet demands for redemption (if any), is primarily dependent upon its ability to realize cash flow from its cash equivalents. Should Central Fund not have sufficient cash to meet its needs, portions of Central Fund's bullion holdings and/or marketable securities portfolio may be sold to fund tax and dividend payments, provide working capital and pay for redemptions (if any) of Class A shares. Sales of such investments could result in Central Fund realizing capital gains or losses. Central Fund qualifies as a Mutual Fund Corporation for Canadian income tax purposes but is not a mutual fund as defined by securities regulators. As a Mutual Fund Corporation, any Canadian tax payable by Central Fund to the extent that it relates to taxable capital gains is fully refundable when the realized gains are distributed to shareholders through redemptions. Should Central Fund not qualify as a Mutual Fund Corporation at any time in the future, Central Fund would have to pay non-refundable tax on such capital gains, if any. Payments for such distributions or tax would be a further use of Central Fund's cash resources. During the fiscal year ended October 31, 2006, Central Fund's cash reserves increased by $6,441,208 from those held at October 31, 2005. The primary sources and uses of cash were as follows:

Sources of Cash

The primary inflow of cash resulted from the proceeds of the issuance of Class A shares during the year which totalled $84,192,981, net of share issue costs of $1,100,000. An additional $627,572 was generated from interest on short-term securities, nominal dividends paid on marketable securities and the sale of all of the marketable securities.

Uses of Cash

The primary outflow of cash during the year involved the purchase of gold and silver bullion with the proceeds from the share issues referred to above. Central Fund paid $37,858,248 to purchase 60,435 fine ounces of gold and $35,764,730 to purchase 3,021,800 ounces of silver.

Central Fund paid $3,498,209 during the 2006 fiscal year for operating expenses, $820,662 of which related to amounts which had been accrued at October 31, 2005 which were reflected in the accounts of that year. Other cash outflows during the year included $567,849 in payments of the Canadian federal large corporations capital tax, of which $249,673 is recoverable, and $942,963 paid in the 2006 fiscal year with respect to Central Fund's October 31, 2005 Class A share dividend declared. Subsequent to October 31, 2006, Central Fund received a refund of its overpayments of the Canadian Federal large corporations capital tax.

Central Fund's board of directors made the decision to build up cash reserves by maintaining a portion of the proceeds from share issues in recent years in cash and cash equivalents. Consistent with this objective, $10,570,003 of the $84,192,981 received upon the issuance of Class A shares this year was placed into interest-bearing cash deposits. These amounts are to be used to pay expenses, tax and dividend payments, and demands for redemption (if any). The Board is mindful of Central Fund's normal trend of diminishing cash reserves, and Senior Officers monitor its cash position with an emphasis on maintaining its gold and silver bullion holdings as opposed to generating income. Central Fund's stated objective is to hold the maximum portion of its assets in the form of gold and silver bullion as it deems reasonable. Central Fund has the ability to generate any necessary cash by liquidating a small portion of its holdings. At low cash reserve levels and in the absence of other sources of capital, liquidations may be made regardless of market conditions and could result in Central Fund realizing gains or losses on its bullion holdings.

Inflation

Because Central Fund's financial statements are prepared on a market price basis, the impact of inflation and changing prices on the price of gold and silver is reflected in these financial statements.

Risk Factors

The following are certain factors relating to the nature of the Company which prospective investors should consider carefully before deciding whether to purchase shares.

Gold and Silver Price Volatility

Central Fund is almost entirely invested in pure gold and silver bullion. Therefore, the principal factors affecting the price of its shares are factors which affect the price of gold and silver, which are beyond the Company's control. However, the Company believes that such factors have a lesser impact on the shares of Central Fund than on the shares of gold producers, as gold producers have considerable inherent operational risks resulting in more volatile share prices of such producers. Central Fund's net assets are denominated in U.S. dollars. As at October 31, 2006, the Company's assets were made up of 49.1% gold bullion, 49.1% silver bullion and 1.8% cash and other working capital amounts. The Company does not engage in any leasing, lending or hedging activities involving these assets, so the net asset value of the shares will depend on, and typically fluctuate with the price fluctuations of such assets. The market prices of gold and silver bullion may be affected by a variety of unpredictable, international, economic, monetary and political considerations. Macroeconomic considerations include: expectations of future rates of inflation; the strength of, and confidence in, the U.S. dollar, the currency in which the price of gold is generally quoted, and other currencies; interest rates; and global or regional political or economic events (including banking crises). Political factors, including market interventions and international conflicts, may also affect gold and silver prices.

United States Federal Income Tax Considerations

The Company is advised that it is likely that the Company is a "passive foreign investment company" for United States federal tax purposes. Under the passive foreign investment company rules, the tax treatment of the Class A non-voting shares is very complex, uncertain and, in some cases, potentially unfavorable to United States Persons. Central Fund is advised that US Investors filing Qualified Election Forms in respect of their investments in Central Fund should qualify for capital gains tax treatment (the current US rate of tax is 15%). Each United States person that acquires Class A shares, whether from the Company or in the market, is strongly urged to consult his, her or its own tax advisor.

This MD&A is dated December 18, 2006.